Exhibit 99(e)(1)

Nominees for Election to the Board of Directors

Jean-Yves Dexmier has served as one of our directors since April 2007, as Executive Chairman of the Board since October 2009, and as our interim Chief Executive Officer since December 2009. Dr. Dexmier served as Chief Financial Officer for Openwave Systems, Inc. from August 2007 through January 2008. Prior to that, Dr. Dexmier served as Chief Executive and Chairman of the Board of Agentis Software from 2001 to 2005. He served as Chief Executive Officer, President and Chief Financial Officer of Informix Software from 1997 to 2000. Dr. Dexmier also served as the Chief Financial Officer of Octel Corporation from 1995 to 1997. From 1994 to 1995 he served as Chief Financial Officer of Air Liquide Americas and from 1991 to 1994 he served as Chief Financial Officer of Thomson Consumer Electronics U.S. Dr. Dexmier received a B.A. in Fundamental Mathematics from Lycée Pasteur, an M.B.A. from École Polytechnique and a Ph.D. in Electronics from École Nationale Supérieure de l'Aéronautique et de l'Espace, all located in France. Dr. Dexmier’s prior history as chief executive officer and chief financial officer of several publicly traded technology companies positions him to contribute extensive operational and financial expertise, as well as leadership skills that are important to the board of directors. In particular, his experience guiding Thomson Consumer Electronics, Octel Communications and Informix Software through a successful turn-around is especially valuable in view of the Company’s needs to restore profitability and growth.

            Scott L. Kauffman has served as one of our directors since April 2011. Mr. Kauffman is the Chairman of several venture-backed Internet companies, including ChooseEnergy.com, ClipSync, Lela.com, Lotame, Ology.com and TuneUp Media. He is also the Presiding Director of MDC Partners and a member of the board of directors of Vindicia. From January 2009 to August 2010, Mr. Kauffman was President and Chief Executive Officer, and a member of the board, of GeekNet, Inc., a publicly-traded open source software application developer and e-commerce website operator. From May 2008 to December 2008, Mr. Kauffman was President and Chief Executive Officer, and a member of the board, of PopTok Ltd., a start-up that facilitates the personalizing and digitizing of TV, movie, and music video content for use in everyday conversations. From September 2006 until its acquisition by Yahoo! in October 2007, Mr. Kauffman was President and Chief Operating Officer, and a member of the board, of BlueLithium, Inc., an Internet advertising network and performance marketing company. Prior to joining BlueLithium, Mr. Kauffman was President and Chief Executive Officer, and a member of the board, of Zinio Systems, Inc., a provider of digital magazine service, from July 2004 until August 2006. From February 2003 to June 2004, he was President and Chief Executive Officer, and a member of the board, of MusicNow LLC, a digital music service. From April 2001 to February 2003 he was President and Chief Executive Officer of Coremetrics Inc., a web services provider of marketing analytics solutions, where he continued to serve as a member of the board until the company was acquired by IBM in July 2010. Mr. Kauffman has served in senior and executive management capacities with other digital entertainment, consumer marketing, media and technology companies, including CompuServe and Time Warner. Mr. Kauffman holds an AB in English from Vassar College and an MBA in marketing from New York University’s Stern School of Business. In 1996, Advertising Age named him one of twenty digital media masters, and in 1992, Advertising Age named him one of the top 100 marketers in the country. Mr. Kauffman brings extensive relevant industry experience to the board or directors.

Incumbent Directors Whose Terms Continue After the 2012 Annual meeting of stockholders

The following individuals are incumbent directors whose terms expire at the annual meeting of stockholders in 2013:

Anthony Castagna has served as one of our directors since March 1999. Dr. Castagna served as a non-executive director of Macquarie Technology Ventures Pty Limited, from 1997 to 2010, an Australian venture capital fund and wholly owned subsidiary of Macquarie Bank Limited, Australia's largest investment bank. He has also served as its independent advisor since 1997 to Macquarie Capital, Australia’s largest Investment Bank, and a wholly owned subsidiary of Macquarie Group Limited. He is also a non-executive director and Chairman of Nuix Pty Limited, and of early-stage private technology-based companies in Australia, Asia and the United States. Dr. Castagna served as a non-executive director of BT LookSmart, the joint venture between LookSmart and British Telecommunications, until December 2002. Dr. Castagna holds a Bachelor of Commerce from the University of Newcastle, Australia, and an M.B.A. and Ph.D. in finance from the University of New South Wales, Australia. As a director, Dr. Castagna relies on his extensive experience in technology focused venture capital in Australia, the United States, China, and Europe, and his 25 years of experience negotiating, structuring and developing international arrangements in information services and data analytics, medical devices and biotechnology, education services, application software, contract manufacturing, wireless technologies, online and ecommerce services, and e-discovery. Dr. Castagna's deep international financial background and eclectic interests and experience provide a valuable multi-disciplinary and multi-cultural perspective to the board of directors.

Mark Sanders was Chairman of the board from July 2008 to October 2009. He has served as one of our directors since January 2003 and our Lead Director from October 2007. Mr. Sanders served as Chairman of Pinnacle Systems, a supplier of video creation, storage, distribution and streaming solutions from July 2002 to March 2004. From August 2003 until July 2010, Mr. Sanders served on the board of directors of Bell Microproducts Inc., a computer storage and semiconductor company. Mr. Sanders also served as a Director of Pinnacle Systems from January 1990 to March 2004 and as its President and Chief Executive Officer from January 1990 to July 2002. Prior to that time, Mr. Sanders served in a variety of management positions, most recently as Vice President and General Manager of the Recording Systems Division of Ampex, Inc., a manufacturer of video broadcast equipment. Mr. Sanders holds a B.S. in Electrical Engineering from California Polytechnic University, Pomona and an M.B.A. from Golden Gate University. Mr. Sanders' extensive experience as a technology executive and demonstrated leadership skills in entrepreneurial environments position him to make effective contributions to the board of directors. Mr. Sanders has more than 30 years of successful senior management experience, most recently as Chief Executive Officer of Pinnacle Systems, and brings extensive boardroom experience, including chairman of several technology organizations, to the board of directors. This experience and his abilities as a consensus-builder are highly valued by the board of directors.

The following individual is an incumbent director whose term expires at the annual meeting of stockholders in 2014:

Timothy J. Wright has served as one of our directors since August 2005. Mr. Wright is a General Partner at GrandBanks Capital, an early stage venture capital firm based in Wellesley, Massachusetts. Mr. Wright currently serves on the boards of Achievers, Celtra, EachScape, Exit41, Nexage and Vivox. Mr. Wright has represented GrandBanks Capital on the board of directors of XKOTO, Inc., a provider of data virtualization solutions sold to Teradata in May 2010. Mr. Wright served as Chief Executive of the EMEA and Asia-Pacific operations of Geac Computer Corporation Limited and as its Chief Technology Officer from May 2004 to March 2006. He also served as Geac's Senior Vice President, Chief Technology Officer and Chief Information Officer from January 2003 to May 2004. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a provider of Internet access and content to users worldwide.-Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a provider of consumer educational and home productivity software, until it was acquired by Mattel, Inc. in 1999. Mr. Wright received a B.S. in Computer Science from City University in London. Mr. Wright's 25 years of technical experience, including building and running one of the world's largest collections of web properties for Terra Lycos, enables him to bring deep, relevant technical experience to the board of directors.

Compensation of Directors

Members of the board of directors receive the following compensation: (i) new non-employee directors are granted an option to purchase 17,000 shares of common stock upon joining the board of directors, which vests monthly over 36 months, (ii) each year, non-employee directors are granted an option to purchase 9,000 shares of common stock, based upon the continued service of the director during the prior year, which vests immediately, (iii) $2,500 per quarter for members of the audit committee if the member attends at least 80% of the regularly scheduled meetings held by the committee during the quarter, (iv) $1,500 per quarter for members of the compensation committee if the member attends at least 80% of the regularly scheduled meetings held by the committee during the quarter, (v) $500 per quarter for members of the nominating and governance committee if the member attends at least 80% of the regularly scheduled meetings held by the committee during the quarter, (vi) $7,500 per quarter for members of the board of directors if the member attends at least 80% of the regularly scheduled meetings held by the board of directors during the quarter, (vii) $3,750 per quarter for the Chair of the audit committee, (viii) $2,250 per quarter for the Chair of the compensation committee, (ix) $1,250 per quarter for the Chair of the nominating and governance committee, (x) $7,500 per quarter for the Chair of the board and (xi) $3,750 per quarter for the Lead Independent Director. For all unvested options held by directors, vesting accelerates 100% in the event of involuntary termination of the director's membership on the board of directors within 12 months after a change of control of the Company. Directors are also given the option to elect to convert any or all of their cash fees into fully vested stock, with the conversion methodology being based on the fair market value of company stock on the date of grant, plus an additional 15% of that amount as "uplift". The 15% uplift is provided in consideration of each director's commitment to hold the stock for at least one year. For any quarter or year in which a director has not served as a board or committee member for the entire period, the compensation described above (except for the initial grant) is prorated for the period of time served. Directors received no other compensation for their service as directors in 2011, other than reimbursement of reasonable out-of-pocket expenses for attendance at board meetings. During 2011, Dr. Jean-Yves Dexmier is a named executive officer and his compensation for service as a director is fully reflected in the Summary Compensation Table under the Executive Compensation section of this document.

Name	Fees Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Anthony Castagna (4)	59,000	-	6,446	-	65,446
Teresa A. Dial (5)	-	-	44,446	-	44,446
Mark Sanders (6)	74,300	-	6,446	-	80,746
Timothy Wright (7)	59,300	-	6,446	-	65,746
Scott Kauffman (8)	56,800	-	16,936	-	73,736

(1)
In 2011, directors could elect to receive all or part of their cash fees in either fully vested stock options or fully vested stock. Directors who elected to take fully vested stock in lieu of cash were entitled to a 15% increase in the value of the stock received provided that the director agreed to hold the stock for a one year period. This column reflects only the amount a director received in cash. The value of stock or stock options received in lieu of cash is reflected in the Stock Awards and Option Awards columns.

(2)	These amounts reflect the dollar value of the fully vested stock recognized for financial statement reporting purposes in accordance with Accounting Standards Codification (“ASC”) 718.

(3)
These amounts reflect expense recognized by the Company in 2011 for a portion of the current and prior year option awards to each director. Reference is made to Note 11 to the Consolidated Financial Statements in our Form 10-K (as amended by our Form 10-K/A) for the year ended December 31, 2011, which identifies assumptions made in the valuation of option awards in accordance with ASC 718. All options granted to directors vest immediately and expire after seven years. No estimated forfeiture rate has been applied in valuing the option grants.

(4)
Mr. Castagna was entitled to receive $59,000 in fees for his membership on the board, his membership on and service as Chair of the audit committee, his memberships on the nominating and governance committee (January through June 2011) and the compensation committee (January through June 2011).  Mr. Castagna elected to receive all of his director compensation in cash. Mr. Castagna received 9,000 options in fiscal 2011 representing the annual grant. The grant date fair value of these options computed in accordance with ASC 718 was $6,446.

(5)
Ms. Dial passed away on February 28, 2012. Ms. Dial was entitled to receive $38,000 in fees for her membership on the board and her memberships on the compensation committee and nominating and governance committee.  Ms. Dial elected to receive all of her director compensation in the form of fully-vested nonqualified stock options as follows: On March 31, 2011, June 30, 2011, September 30, 2011 and December 30, 2011, Ms. Dial received 10,647, 11,875, 13,014 and 14,394 options, respectively, and all options were outstanding as of December 31, 2011. Ms. Dial received 9,000 options in fiscal 2011 representing the annual grant.  The aggregate grant date fair value of these options computed in accordance with ASC 718 was $44,446, which includes the options granted in lieu of director compensation.

(6)
Mr. Sanders was entitled to receive $74,300 in fees for his membership on and service as Lead Independent Director of the board, his membership on and service as Chair of the nominating and governance committee, and his memberships on the audit committee and compensation committee. Mr. Sanders elected to receive all of his director compensation in cash. Mr. Sanders received 9,000 options in fiscal 2011 representing the annual grant. The grant date fair value of these options computed in accordance with ASC 718 was $6,446.

(7)
Mr. Wright was entitled to receive $59,300 in fees for his membership on the board, his membership on and service as Chair of the compensation  committee (Chair from January through June 2011) and his membership on the audit committee and nominating  and governance  committee (January through June 2011). Mr. Wright elected to receive all his director compensation in cash. Mr. Wright received 9,000 options in fiscal 2011 representing the annual grant. The grant date fair value of these options computed in accordance with ASC 718 was $6,446.

(8)
Mr. Kauffman was entitled to receive $56,800 in fees for his membership on the board (April through December 2011), his membership on and service as Chair of the compensation committee (April through December 2011) and his membership on the nominating and governance committee (April through December 2011). Mr. Kauffman elected to receive all of his director compensation in cash. Mr. Kauffman received 17,000 shares of common stock upon joining the Board of Directors in 2011. The aggregate grant date fair value of these options computed in accordance with ASC 718 was $16,936.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company’s knowledge, the following table sets forth the number of shares of LookSmart common stock beneficially owned as of May 16, 2012, by

•	each beneficial owner of 5% or more of the Company’s outstanding common stock,

•	each of LookSmart’s directors and nominees for director,

•	each of the named executive officers, and

•	all of LookSmart’s directors and executive officers as a group.

Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the stock issued. Shares beneficially owned include securities issuable upon exercise stock options exercisable within 60 days of May 16, 2012. Percentage ownership is based on 17,293,237 shares of common stock outstanding as of May 16, 2012 and is computed in accordance with SEC requirements. Unless otherwise indicated below, the address of the persons listed is c/o LookSmart, Ltd., 55 Second Street, San Francisco, CA 94105.

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent Beneficially Owned
Mercury Fund VII, Ltd., Mercury Fund VIII, Ltd.,	1,693,119	9.8%
Mercury Ventures II, Ltd.,
Mercury Management, L.L.C., and Kevin C. Howe (2)
Platinum Partners Value Arbitrage Fund L.P (3)	1,653,000	9.6%
152 West 57th Street, 4th Floor
New York, NY 10019
Kennedy Capital Management, Inc. (4)	1,229,220	7.1%
10829 Olive Blvd.
St. Louis. MO 63141
Renaissance Technologies LLC (5)	971,500	5.6%
800 Third Avenue
New York, NY 10022
Dimensional Fund Advisors LP (6)	950,998	5.5%
Palisades West, Building One
6300 Bee Cave Road, Austin TX 78746
Snowy August Management, LLC and Michael Onghai (7)	938,312	5.4%
122 West 26th Street, 5th Floor
New York, New York 10001
Anthony Castagna	259,785	1.5%
Timothy J. Wright (8)	257,596	1.5%
Jean-Yves Dexmier	203,500	1.2%
Mark Sanders	151,863	0.9%
Scott Kauffman	107,083	0.6%
William O'Kelly	63,750	0.4%
All directors and executive officers as a group (9)	1,043,577	6.0%

(1)
Includes shares that may be acquired by the exercise of stock options granted under the Company's stock option plans within 60 days after May 16, 2012. The number of shares subject to stock options exercisable within 60 days after May 16, 2012, for each of the named executive officers and directors is shown below:

Anthony Castagna	259,785
Jean-Yves Dexmier	203,500
Timothy J. Wright	158,202
Mark Sanders	151,863
William O'Kelly	63,750
Scott Kauffman	7,083

(2)
This information is based solely on information as of December 31, 2009, as set forth in Schedule 13G/A, filed on February 9, 2010, the following related parties. Mercury Fund VII, Ltd. has sole voting and dispositive power with respect to 395,119 shares, Mercury Fund VIII, Ltd. has sole voting and dispositive power with respect to 1,298,000 shares, Mercury Ventures II, Ltd. has sole voting and dispositive power with respect to 1,693,119 shares, Mercury Management, L.L.C. has sole voting and dispositive power with respect to 1,693,119 shares and Kevin C. Howe has sole voting and dispositive power with respect to 1,693,119 shares. Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII.

(3)
This information is based on information as of January 18, 2012, as set forth in Schedule 13G, filed on March 15, 2012, by Platinum Partners Value Arbitrage Fund L.P. and updated as necessary. Platinum Partners Value Arbitrage Fund L.P. has sole voting power and sole dispositive power with respect to all the shares.

(4)
This information is based solely on information as of December 31, 2011, as set forth in Schedule 13G/A, filed on February 14, 2012 by Kennedy Capital Management, Inc. and updated as necessary. The reporting person has sole voting power with respect to 1,387,552 shares and sole dispositive power with respect to all the shares.

(5)
This information is based on information as of December 30, 2011, as set forth in Schedule 13G/A, filed on February 13, 2012, by Renaissance Technologies LLC and Renaissance  Technologies Holdings Corporation and updated as necessary. Renaissance  Technologies LLC and Renaissance Technologies Holdings Corporation each have sole voting power and sole dispositive power with respect to all the shares because Renaissance Technologies Holdings Corporation has majority ownership of Renaissance Technologies LLC.

(6)
This information is based on information as of December 31, 2011, as set forth in Schedule 13G/A, filed on February 14, 2011, by Dimensional Fund Advisors LP (“Dimensional”) and updated as necessary. Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and has sole voting power with respect to 938,353 shares and sole dispositive power with respect to all the shares. Dimensional notes that while for purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, Dimensional may be deemed to be a beneficial owner of such securities, neither Dimensional nor its subsidiaries possess voting and /or investment power over such securities in their role as investment advisor, sub-advisor and /or manager, and Dimensional disclaims beneficial ownership of such securities.

(7)
This information is based solely on information as of April 16, 2012, as set forth in Schedule 13G/A, filed on April 17, 2012, by Snowy August Management LLC and Michael Onghai. Snowy August Management LLC has sole voting power with respect to 938,312 shares and sole dispositive power with respect to all the shares.

(8)	Of the total shares beneficially owned by Mr. Wright, 4,000 shares are held indirectly by his trust.

(9)	Please see note (1) above. Also includes a total of 29,750 shares issuable upon the exercise of options exercisable within 60 days of May 16, 2012 for Jean –Yves Dexmier and William O’Kelly.

EXECUTIVE COMPENSATION

 Executive Officers

Our executive officers, and their respective ages as of April 30, 2012, are as follows. Each executive officer is appointed by the board of directors until his or her successor is duly appointed or until his or her resignation or removal.

Name	Age	Position
Jean-Yves Dexmier	60	Executive Chairman and Chief Executive Officer
William O’Kelly	57	Senior Vice President Operations and Chief Financial Officer

Jean-Yves Dexmier Biographical information with regard to Dr. Dexmier is provided above.

William O’Kelly joined LookSmart as Senior Vice President, Operations and Chief Financial Officer in January 2011, after serving as a consultant to the company since November 2010. From April 2006 to March 2010, Mr. O’Kelly served as Chief Financial Officer and Chief Operating Officer at Senetek PLC, a publicly traded life sciences and consumer products company. From March 2005 to April 2006, he served as a financial consultant to Netopia (a Motorola company). Prior to that, he served as Chief Financial Officer at Agentis Software, Vice President and Treasurer at Informix Software, Chief Financial Officer at Chemical Supplier Technology and Corporate Controller at Air Liquide America. Mr. O’Kelly began his career as a CPA with Ernst & Young. Mr. O’Kelly holds a Bachelor of Science in Accounting from the University of Florida.

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for all services rendered in all capacities to the Company and its subsidiaries for the 2011 fiscal year, by the Company’s Chief Executive Officer, Chief Financial Officer and Former Chief Financial Officer. The persons listed in the table below are referred to throughout this proxy statement as the “named executive officers.”

2011 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Option Award ($) (3)	All Other Compensation ($) (4)	Total ($)
Jean-Yves Dexmier (5)	2011	-	-	6,446	492,000	498,446
Executive Chairman and Chief Executive Officer	2010	-	-	239,073	486,000	725,073
William O'Kelly (6)	2011	239,538	11,717	161,748	9,000	422,003
Senior Vice President Operations and Chief Financial Officer	2010	-	-	-	32,000	32,000
Steve Markowski (7)	2011	17,700	-	-	309,375	327,075
Former Chief Financial Officer	2010	257,881	48,269	73,351	3,439	382,940

(1)	Includes amounts earned but deferred at the election of the executive officer under the Company's 401(k) Plan established under Section 401(k) of the Internal Revenue Code.

(2)	Includes discretionary bonuses and bonuses paid under Company’s 2011 Profit Sharing Plan.

(3)
The dollar value of the option award recognized for financial statement reporting purposes under the guidance of Financial Accounting Standards Board ("FASB") ASC Topic 718, Stock Compensation (formerly, FASB Statement 123R) ("ASC 718") is reflected in the "Option Awards" column. Refer to Note 11 to the Consolidated Financial Statements in our Form 10-K (as amended by our Form 10-K/A) for the year ended December 31, 2011, which identifies assumptions made in the valuation of option awards in accordance with ASC 718.

(4)
Amounts include employer contributions credited under the Company's 401(k) Plan which is open to all Company employees. Under the 401(k) Plan, the Company makes matching contributions based on each participant's voluntary salary deferrals, subject to plan and Internal Revenue Code limits. The maximum employer matching contribution in any given year is $3,000. Under the 401(k) Plan, matching contributions are 50% vested after the first year of employment and 100% vested after the second year of employment. Amounts also include consulting service payments, the value of life insurance premiums paid by the Company on behalf of the employee, the value of any tax reimbursement and payments made in connection with any termination such as severance payments.

(5)
In 2011, Dr. Dexmier was entitled to receive $60,000 in fees for his membership on the board and service as Chairman of the board. Dr. Dexmier elected to receive all of his compensation in cash. Dr. Dexmier received $432,000 for his service as Chief Executive Officer in 2011. Dr. Dexmier received 9,000 options in fiscal 2011, representing the annual grant which are immediately vested and exercisable, and expire on October 4, 2018. The grant date fair value of the 2011 options, computed in accordance with ASC 718, was $6,446.

Dr. Dexmier received 9,000 options in fiscal 2010 representing the annual grant as well as 300,000 options for his services to the Company. The aggregate grant date fair value of the 2010 options computed in accordance with ASC 718 was $ 239,073.

(6)
 William O’Kellyjoined LookSmart as Senior Vice President Operations and Chief Financial Officer in January 2011 after serving as a consultant to the Company since November 2010. Mr. O’Kelly received $9,000 and $32,000 compensation for his consulting services in 2011 and 2010, respectively. Mr. O’Kelly received an initial employment grant of 180,000 options which vest over four years, with the first twenty-five percent vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, assuming Mr. O’Kelly remains employed by the Company. These options expire on February 11, 2018. The grant date fair value computed in accordance with ASC 718 was $161,748.

(7)
On February 17, 2011, Stephen Markowski entered into Severance Agreement and General Release (the “CFO Release Agreement”). The Company made a severance payment of $309,375 representing nine months base salary plus 75% of his annual target bonus. Mr. Markowski received a $2,500 per month housing allowance for January 2010 which is reflected in the column entitled "All Other Compensation".

Narrative Disclosure to Summary Compensation Table

2011 Profit-Sharing Plan

Under the Company’s 2011 Profit-Sharing Plan, eligible executives may receive cash incentive payments based on the Company's achievement against certain revenue and profitability goals. The profit-sharing percentages for each eligible executive at 100% attainment range from 25% to 40% of eligible compensation earned during the applicable period.

Employment Agreement with William O’Kelly

The Company entered into an offer letter with Mr. O’Kelly dated January 12, 2011, (the “Offer Letter”) providing for an annual base salary of $250,000 and an annual performance-based incentive bonus of up to 40% of his annual salary. In connection with the Offer Letter, on February 11, 2011, Mr. Kelly also received a stock option to purchase 180,000 shares with an exercise price of $1.79 per share (the “Option”). The Option vests over four years, with the first twenty-five percent of the shares subject to the Option vesting on one year anniversary of the grant date and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, subject to his continued employment with the Company; provided, that, if his employment is terminated by the Company without cause or he resigns for good reason, in each case within 12 months of a change of control, 100% of the shares subject to his Option shall immediately vest, as more fully described in a stock option agreement between the Company and Mr. O’Kelly.

2011 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides certain summary information concerning the outstanding equity awards at December 31, 2011, held by the Company's Chief Executive Officer and Chief Financial Officer. The persons listed in the table below are referred to throughout this proxy statement as the "named executive officers”.

Name	Option Grant Date	Options (#) Exercisable	Options (#) Unexercisable	Options Excersise Price ($)	Options Expiration Date
Dr. Dexmier (1)	8/9/2007	2,250	-	2.62	8/9/2017
	8/9/2007	17,000	-	2.62	8/9/2017
	3/24/2009	4,500	-	1.02	3/24/2019
	5/17/2009	9,000	-	1.42	5/17/2019
	8/3/2009	9,000	-	1.23	8/3/2016
	8/6/2010	9,000	-	1.50	8/6/2017
	8/6/2010	118,750	181,250	1.50	8/6/2017
	10/4/2011	9,000	-	1.39	10/4/2018
William O'Kelly (2)	2/11/2011	45,000	135,000	1.79	2/11/2018
Steve Markowski (3)	-	-	-	-	-

(1)
All options granted to Dr. Dexmier have been granted in connection with his service on the Board, except for the August 6, 2010, grant for 300,000 shares. The options vest over four years, with the first twenty-five percent vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date. Dr. Dexmier received 17,000 options on August 9, 2007, upon becoming a Company director, which vest monthly over three years. Dr. Dexmier received 2,250, a prorated annual director grant on August 9, 2007, which vested immediately on the grant date. Dr. Dexmier received 4,500 options on March 24, 2009, which vested immediately at grant. Dr. Dexmier received 9,000 options representing his annual director grant on May 17, 2009, August 3, 2009, August 6, 2010, and October 4, 2011, all of which vested immediately at grant.

(2)
Mr. O’Kelly received an option to purchase 180,000 shares upon becoming the Company's Chief Financial Officer. The options vest over four years, with the first twenty-five percent vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date, assuming Mr. O’Kelly remains employed by the Company. In the event the Company experiences a change of control and within 12 months thereafter Mr. O’Kelly’s employment is terminated by the Company without "cause" or by Mr. O’Kelly for "good reason" (both terms as defined in Mr. O’Kelly’s employment agreement), then all of his then-unvested stock options shall immediately vest.

(3)	Mr. Markowski held no options at December 31, 2011.

Post-Termination Compensation and Benefits

Other than as set forth below, the Company has no written employment agreements governing the length of service of its named executive officers, or any severance or change of control agreements with its named executive officers and each of its named executive officers serves on an "at-will" basis.

On November 8, 2009, the Company and Dr. Jean-Yves Dexmier entered into a Consulting Agreement (the "Consulting Agreement") providing for the terms and conditions of Dr. Dexmier's consulting services for the Company as interim Chief Executive Officer. The Consulting Agreement terminates upon the earlier of: (i) the Company's hiring of a new Chief Executive Officer or (ii) the eighteen-month anniversary of the commencement of Dr. Dexmier's consulting relationship with the Company as interim Chief Executive Officer, unless terminated earlier in accordance with the Consulting Agreement. This term may also be extended by the mutual written consent of the parties. In accordance with the Consulting Agreement, the Company agreed to pay Dr. Dexmier the sum of $36,000 per month. Furthermore, in accordance with the Consulting Agreement, Dr. Dexmier has been granted an option to buy 300,000 shares of the Company's common stock. The stock options began vesting on July 28, 2010, and will vest over four years, with the first twenty-five percent of the stock options vesting one year from July 28, 2010, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date. In addition, in the event that the Company experiences a change of control and within 12 months thereafter the Consulting Agreement is terminated by the Company without "cause" (as defined in the Consulting Agreement) or by Dr. Dexmier for "good reason" (as defined in the Consulting Agreement), then all of Dr. Dexmier's then-unvested stock options shall immediately vest. In addition, the Company shall pay all of Dr. Dexmier's reasonable expenses associated with the performance of the duties as interim Chief Executive Officer.

The Company has entered into a severance agreement with Mr. O’Kelly providing that, in the event the Company experiences a "Change of Control" and within 12 months thereafter or if the executive officer's employment by the Company is terminated without "Cause" or he resigns for "Good Reason," then Mr. O’Kelly would receive a cash payment representing nine months' worth of his target cash compensation, depending upon his position with the Company, and the Company would pay on his behalf, health insurance premiums under COBRA for the same number of months after such a termination or resignation. This agreement is provided by the Company in order to attract and retain such named executive officer.

On February 17, 2011, Stephen Markowski, former Chief Financial Officer of the Company entered into a Severance Agreement and General Release (the "CFO Release Agreement"). The CFO Release Agreement sets forth the terms and provisions of Mr. Markowski’s separation from the Company on January 13, 2011, as well as certain severance payments by the Company to Mr. Markowski following such separation. Pursuant to the CFO Release Agreement, among other terms and conditions, Mr. Markowski executed a release with respect to any claims or causes of action relating to Mr. Markowski's employment by the Company or his separation from the Company. Further, Mr. Markowski and the Company agreed that the Company would make a severance payment to Mr. Markowski in the amount of $309,375 (less required withholdings and authorized deductions) representing nine months of Mr. Markowski’s base salary plus 75% of Mr. Markowski's annual target bonus. In addition, the Company agreed to pay Mr. Markowski's monthly health insurance premiums for his COBRA coverage as they become due covering the period from February 1, 2011, until the earlier of the date Mr. Markowski accepts other employment or October 30, 2011. The CFO Release Agreement also contains other terms and provisions that are customary in agreements of similar nature.

A "Change of Control" means the sale of all or substantially all of the assets of the Company, or the acquisition of the Company by another entity by means of consolidation or merger pursuant to which the then current stockholders of the Company shall hold less than fifty percent (50%) of the voting power of the surviving corporation; provided, however, that a reincorporation of the Company in another jurisdiction shall not constitute a Change of Control.

"Cause" means that the executive officer: (i) is convicted of, or pleads nolo contendere to, any felony or other offense involving moral turpitude or any crime related to his or her service, or commits any unlawful act of personal dishonesty resulting in personal impeachment in respect of his relationship with the Company or any subsidiary or affiliate or otherwise detrimental to the Company in any material respect; (ii) fails to consistently perform his material duties or services to the Company in good faith and to the best of his ability; provided, however, that the Company shall not be permitted to terminate him pursuant to this clause unless it has first provided him with written notice and an opportunity to cure such failure; (iii) willfully disregards or fails to follow instructions from the Company's senior management or board of directors to do any legal act related to the Company's business or services being provided; (iv) willfully disregards or violates material provisions of the Company's Code of Conduct or other corporate policies; (v) exhibits habitual drunkenness or engages in substance abuse which in any way materially affects his ability to perform his duties and obligations to the Company; or (vi) commits any material violation of any state or federal law relating to the workplace environment.

A resignation for "Good Reason" means that the executive officer (other than Dr. Dexmier) resigns from all positions he or she then holds with the Company and its affiliates as a result of (i) (A) the Company making a material adverse change in the executive officer's position causing such position to be of materially reduced stature or responsibility, (B) a material reduction of the executive officer's base salary, (C) the executive officer being required to relocate his primary work location to a location that would increase the executive officer’s one way commute distance by more than fifty (50) miles, or (D) a material reduction of the executive officer's target bonus percentage (provided that fluctuation in actual bonus amounts earned and paid in material accordance with the provisions of the bonus plan in which the executive officer participates will not constitute "good reason"), (ii) the executive officer provides written notice to the Company's General Counsel within the sixty (60) days immediately following such material change or reduction, (iii) such material change or reduction is not remedied by the Company within thirty (30) days following the Company's receipt of such written notice and (iv) the executive officer's resignation is effective not later than ninety (90) days after the expiration of such thirty (30) day cure period. As to Dr. Dexmier, "Good Reason" shall mean that Dr. Dexmier terminates his consulting agreement as a result of (i) (A) the Company making a material adverse change in the terms of his consulting agreement, (B) a material reduction of the consulting fees specified in his consulting agreement, or (C) the Company (or any successor thereto) materially breaching the terms of his consulting agreement, any of which events occurs without Dr. Dexmier's written consent; (ii) Dr. Dexmier provides written notice to the Board within the sixty (60) days immediately following such material change or reduction; (iii) such material change or reduction is not remedied by the Company within thirty (30) days following the Company's receipt of such written notice; and (iv) Dr. Dexmier's termination of his consulting agreement is effective not later than ninety (90) days after the expiration of such thirty (30) day cure period.

Certain Relationships and Related Transactions

Indemnification Agreements. The Company has entered into indemnity agreements with its directors and officers providing for indemnification of each director and officer against expenses incurred in connection with any action or investigation involving the director or officer by reason of his or her position with the Company (or with another entity at the Company's request). The directors and officers will also be indemnified for costs, including judgments, fines and penalties that are indemnifiable under Delaware law or under the terms of any current or future liability insurance policy maintained by the Company that covers directors and officers. A director or officer involved in a derivative suit will be indemnified for expenses and amounts paid in settlement.  Indemnification is dependent in each instance on the director or officer meeting the standards of conduct set forth in the indemnity agreements.

Policies and Procedures for Approving Related Person Transactions. Our policy and procedure with respect to any related person transaction between the Company and any related person requiring disclosure under Item 404(a) of regulation S-K under the Securities and Exchange Act of 1934, is that the Company's audit committee reviews all such transactions.  This review covers any material transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company was and is to be a participant, and a related party had or will have a direct or indirect material interest, including, purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness  and employment  by the Company of a related party. The board of directors has adopted a written policy reflecting the policy and procedure identified above.